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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Tecumseh Products Company

(Name of Issuer)
Class B Common Stock, $1.00 par value

(Title of Class of Securities)
878895101

(CUSIP Number)
December 31, 2008

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-06)

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS Tricap Partners II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		500,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Based on total outstanding according to Issuer’s most recent periodic report.

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS. Tricap Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500,000(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Reflects shares held by Tricap Partners II L.P.
(2) Based on total outstanding according to Issuer’s most recent periodic report.

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS. Tricap Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500,000(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Reflects shares held by Tricap Partners II L.P.
(2) Based on total outstanding according to Issuer’s most recent periodic report.

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS. Brascan Asset Management Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500,000(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Reflects shares held by Tricap Partners II L.P.
(2) Based on total outstanding according to Issuer’s most recent periodic report.

CUSIP No.	878895101

1	NAMES OF REPORTING PERSONS. Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500,000(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Reflects shares held by Tricap Partners II L.P.
(2) Based on total outstanding according to Issuer’s most recent periodic report.

Item 1(a). Name of Issuer:
Tecumseh Products Company
Item 1(b). Address of Issuer’s Principal Executive Offices:
1136 Oak Valley Drive, Ann Arbor, Michigan, 48108
Item 2(a). Name of Person Filing:
This Schedule 13G/A is being filed by each of the following persons (the “Reporting Persons”):
(i) Tricap Partners II L.P., a Delaware limited partnership (“Tricap II”) ;
(ii) Tricap Partners II GP L.P., a Delaware limited partnership (“Tricap II GP”);
(iii) Tricap Partners Ltd., a corporation formed under the laws of the Province of Ontario (“Tricap”);
(iv) Brascan Asset Management Holdings Limited, a corporation formed under the laws of the Province of Ontario (“Brascan”); and
(v) Brookfield Asset Management Inc., a corporation formed under the laws of the Province of Ontario (“Brookfield”).
Tricap is a wholly owned subsidiary of Brascan, which is a wholly-owned subsidiary of Brookfield. Tricap is the general partner of Tricap II GP which is the general partner of Tricap II.
A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The principal business address of each of Tricap II, Tricap II GP, Tricap, Brascan and Brookfield is: Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3.
Item 2(c). Citizenship:
Each of Tricap II and Tricap II GP are organized in the State of Delaware. Each of Tricap, Brascan and Brookfield is organized in Ontario, Canada.
Item 2(d). Title of Class of Securities:
Class B Common Stock
Item 2(e). CUSIP Number:
878895101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4. Ownership.
The beneficial ownership of Tricap II is as follows:
(a) Amount beneficially owned: 500,000.
(b) Percent of Class: 9.8%.(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 500,000.
(ii) Shared power to vote or to direct the vote: 0.
(iii) Sole power to dispose or to direct the disposition of: 500,000.
(iv) Shared power to dispose or to direct the disposition of: 0.
(1)	Based on total outstanding according to Issuer’s most recent periodic report.
The beneficial ownership of each of Tricap II GP, Tricap, Brascan and Brookfield is as follows:
(a) Amount beneficially owned: 500,000.(1)
(b) Percent of Class: 9.8%.(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote: 500,000.
(iii) Sole power to dispose or to direct the disposition of: 0.
(iv) Shared power to dispose or to direct the disposition of: 500,000.
(1)	As a result of being parent companies to Tricap II, each of Tricap II GP, Tricap, Brascan and Brookfield may be deemed to be the beneficial owner of 500,000 shares which are beneficially owned by Tricap II. However, each of Tricap II GP, Tricap, Brascan and Brookfield disclaims beneficial ownership of such shares.
(2)	Based on total outstanding according to Issuer’s most recent periodic report.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits. Exhibit 1
Joint Filing Agreement, dated February 13, 2009, among Tricap Partners II L.P., Tricap Partners II GP L.P., Tricap Partners Ltd., Brascan Asset Management Holdings Limited and Brookfield Asset Management Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

TRICAP PARTNERS II L.P.

By: Tricap Partners II GP L.P., its general partner

By: Tricap Partners Ltd., its general partner

By:	/s/ Gary Franko
Name:	Gary Franko
Title:	Vice President

TRICAP PARTNERS II GP L.P.

By: Tricap Partners Ltd., its general partner

By:	/s/ Gary Franko
Name:	Gary Franko
Title:	Vice President

TRICAP PARTNERS LTD.

By:	/s/ Gary Franko
Name:	Gary Franko
Title:	Vice President

BRASCAN ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Cyrus Madon
Name:	Cyrus Madon
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Cyrus Madon
Name:	Cyrus Madon
Title:	Senior Managing Partner

EXHIBIT 1
JOINT FILING AGREEMENT
This will confirm the agreement by and among all the undersigned that the Schedule 13G/A filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Tecumseh Products Company’s Class B Common Stock, par value $1.00, is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: February 13, 2009

TRICAP PARTNERS II L.P.

By: Tricap Partners II GP L.P., its general partner

By: Tricap Partners Ltd., its general partner

By:	/s/ Gary Franko
Name:	Gary Franko
Title:	Vice President

TRICAP PARTNERS II GP L.P.

By: Tricap Partners Ltd., its general partner

By:	/s/ Gary Franko
Name:	Gary Franko
Title:	Vice President

TRICAP PARTNERS LTD.

By:	/s/ Gary Franko
Name:	Gary Franko
Title:	Vice President

BRASCAN ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Cyrus Madon
Name:	Cyrus Madon
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Cyrus Madon
Name:	Cyrus Madon
Title:	Senior Managing Partner